RAM Energy Resources, Inc. Meridian Tower, Suite 650 5100 East Skelly Drive Tulsa, Oklahoma 74135-6549 918.663.2800 FAX 918.663.9540

November 4, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Joanna Lam

Re:	RAM Energy Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 12, 2009

Response Letter dated October 15, 2009

File No. 000-50682

Ladies and Gentlemen:

This will acknowledge receipt of your comment letter of October 21, 2009 regarding the annual report on Form 10-K of RAM Energy Resources, Inc. (the “Company”) for its fiscal year ended December 31, 2008 filed March 12, 2009 and the Response Letter dated October 15, 2009. With respect to the comments, you are advised as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note M - Supplementary Oil and Natural Gas Reserve Information, page 69

1.

We understand from your response to prior comment 2 that you would prefer not correcting the estimates of oil and gas reserves reported in your Form 10-K as of December 31, 2008, including the standardized measure and your ceiling test write-down, which were both impacted by the overstatement of reserves. We also understand that you would prefer not correcting the ceiling test write-down that you reported in your financial statements for the quarter ended March 31, 2009, also attributable to the overstatement of reserves.

We require additional information about your position on the materiality of these errors. Please address the following points.

•

We believe that you would need to consider the significance of not correcting the error on not only the prior year financial statements but also the current year financial statements to comply with the guidance in SAB Topic 1:N. This guidance also requires that you evaluate the effects of the unadjusted error on each financial statement disclosure. Therefore, please explain your position on the significance of the error that you would expect for the six months ended June 30, 2009, the nine months ended September 30, 2009 and the year ended December 31, 2009.

The correction of this error would result in changes to depreciation and amortization expense as reflected in the following table. Depreciation and amortization expense would also be tax-effected.

Depreciation and amortization expense ($000s):

Quarter ended	Current Period	Year-to-date

Increase (Decrease):

March 31, 2009	(662)	(662)
June 30, 2009	626	(36)
September 30, 2009	605	569
December 31, 2009 (Estimated)	605	1,174

As Reported:

March 31, 2009	8,944	8,944
June 30, 2009	7,560	16,504

% Change:

March 31, 2009	-7.4%	-7.4%
June 30, 2009	8.3%	-0.2%

The overstatement of impairment expense does not correct or reverse until such time that an additional impairment expense is recognized. Additionally, depreciation and amortization adjustments recorded change the net book values used to calculate the ceiling test limitation impairment.  Therefore, changes in depreciation and amortization expense for the quarter ended March 31, 2009 would result in an offsetting adjustment to impairment expense for the same period.

•

Submit a schedule showing the impact of the error on the individual quantities of crude oil, natural gas, and natural gas liquids presented on page 71, both developed and the aggregate measures that you report. Also indicate the extent to which the individual line items in your roll-forward of reserve quantities for crude oil, natural gas, and natural gas liquids would be impacted if you were to proceed with the correction.

The impact of the error in the aggregate, and on proved developed reserves, is as shown in the table below.

	Crude Oil	Natural Gas	NGL's
	(Thousand	(Million	(Thousand
	Barrels)	Cubic Feet)	Barrels)

As Reported:

December 31, 2007	19,544	93,358	4,271
Extensions and discoveries	641	19,435	1,126
Sales of reserves in place	(85)	(701)	-
Purchases of reserves in place	151	135	-
Revisions of previous quantity estimates	(4,568)	(3,633)	(428)
Production	(1,187)	(6,082)	(354)

December 31, 2008	14,496	102,512	4,615

Corrected:

December 31, 2007	19,544	93,358	4,271
Extensions and discoveries	631	18,647	1,071
Sales of reserves in place	(85)	(701)	-
Purchases of reserves in place	151	135	-
Revisions of previous quantity estimates	(4,769)	(8,405)	(663)
Production	(1,187)	(6,082)	(354)

December 31, 2008	14,285	96,952	4,325

% Change	-1.5%	-5.4%	-6.3%

Proved developed reserves:

As Reported:
December 31, 2008	9,235	59,717	2,710

Corrected:
December 31, 2008	9,235	57,635	2,705

% Change	0.0%	-3.5%	-0.2%

•

Submit a schedule showing the impact of the error on the undiscounted future net cash flows and the standardized measure of future net cash flows that you report on page 72; and explain why the measures on that page do not correspond to the measures utilized in the materiality analysis included with your latest response. Also show the extent to which the individual line items in your roll-forward of the standardized measure would be impacted if you were to proceed with the correction.

The following tables show the impact of the error on the standardized measure of future net cash flows, and on the undiscounted future net cash flows.

	As Reported			Corrected
	2006	2007	2008	2008	% Change
Standardized measure of discounted future net
cash flows at beginning of year	$ 226,660	$ 179,741	$ 598,395	$ 598,395	0.0%

Changes during the year:
Sales and transfers of oil and natural gas
produced, net of production costs	(46,272)	(55,434)	(134,180)	(134,180)	0.0%
Net changes in prices and production costs	(97,697)	181,475	(545,183)	(538,042)	-1.3%
Extensions and discoveries, less related costs	30,560	11,444	77,851	77,239	-0.8%
Development costs incurred and revisions	(3,333)	976	(2,816)	(2,973)	5.6%
Sales of reserves in place	-	-	(5,143)	(5,143)	0.0%
Purchases of reserves in place	4,476	435,261	3,494	3,494	0.0%
Revisions of previous quantity estimates	2,107	41,042	(85,342)	(81,073)	-5.0%
Net change in income taxes	28,690	(223,002)	277,018	275,581	-0.5%
Accretion of discount	34,550	26,892	91,155	91,155	0.0%
Net change	(46,919)	418,654	(323,146)	(313,942)	-2.8%
Standardized measure of discounted future net
cash flows at end of year	$ 179,741	$ 598,395	$ 275,249	$ 284,453	3.3%

	As Reported			Corrected
	2006	2007	2008	2008	% Change
Future cash inflows	894,626	2,722,099	1,294,803	1,253,537	-3.2%
Future production costs	(356,961)	(824,576)	(482,977)	(472,191)	-2.2%
Future development costs	(48,605)	(146,734)	(188,415)	(145,086)	-23.0%
Future income tax expenses (B)	(158,602)	(574,169)	(99,862)	(103,434)	3.6%
Future net cash flows (A)	330,458	1,176,620	523,549	532,826	1.8%

10% annual discount for estimated
timing of cash flows	(150,717)	(578,225)	(248,300)	(248,373)	0.0%

Standardized measure of discounted
future net cash flows	179,741	598,395	275,249	284,453	3.3%

Reconcile to pre-tax (A-B)	489,060	1,750,789	623,411	636,260	2.1%

The measures of 2008 future net cash flows of $523,549 are net of future income tax expense of $99,862. The measures of 2008 future net cash flows of $623,411 included in the materiality analysis in our response dated October 15, 2009 do not include future income tax expense.

•

Tell us the costs of the properties in question and explain how you have handled the corresponding values in recalculating your ceiling test. We expect this would entail a discussion clarifying whether you have utilized cost or estimated fair value, indicating how your estimate of fair value compares to the negative cash flows projected in your reserve report, and explaining the underlying assumptions and your rationale.

Our policy is to exclude unevaluated costs of unproved property from the full cost amortization pool. We transfer costs into the amortization base on an ongoing basis as projects are evaluated and proved reserves are established. Additionally, costs associated with evaluated unproved property are moved into the full cost pool and amortized when the properties are determined to be worthless or when impairment of the unproved costs are determined. Due to our policy of excluding unevaluated costs from the full cost pool amortization, it is our policy to include costs of unevaluated unproved property in the ceiling limitation at the current carrying costs.

Once proved reserves are initially established, costs have been transferred to the full cost pool, and amortization has occurred, our policy is to consider such costs as evaluated costs included in the full cost pool and subject to amortization for future periods. Such evaluated costs are not considered part of the unevaluated unproved costs for future periods for purposes of exclusion from amortization, calculation of the quarterly ceiling test limitation, or calculation of impairment of unproved property costs. Therefore, if prices decline at a quarter end and reserves which were considered proved in previous periods are excluded from proved reserves due to negative undiscounted cash flows resulting from the price declines, we do not consider costs on such properties to be unproved costs for that specific quarter end for purposes of the ceiling test limitation. However, we have assessed fair value of the properties in question at December 31, 2008 and March 31, 2009 and determined fair value was approaching zero by calculating discounted cash flows using management’s long-term assumptions of product prices, discounting and risk adjusting. Therefore, the impact on the ceiling test limitation calculation would not have been altered significantly by including the lower of cost or estimated fair value of the properties in question.

•

Submit a schedule reconciling the adjustment that you indicate would be made to the standardized measure if you were to proceed with the correction to the impact that you have calculated for the ceiling test write-down for both the annual and subsequent interim periods.

Please refer to third bullet point response in this letter.

•

Explain how the adjustments that you would make to DD&A for each period in question are consistent with reducing the oil and gas reserves utilized in the amortization computation, while also increasing the costs to be amortized by reducing the ceiling test write-down.

Future development costs related to the properties with negative undiscounted cash flows were approximately $43.3 million at December 31, 2008 and approximately $67.0 million at March 31, 2009. Excluding the costs from the depletable asset base results in a reduction of depletion expense of $0.2 million or less than 1% for the year ended December 31, 2008, and a reduction of $0.7 million or less than 8% for the three months ended March 31, 2009.

As a result of our further analysis, we believe the impact on the financial statements and reserve reports as of December 31, 2008 and March 31, 2009 is immaterial and therefore restatements of the Form 10-K for the year ended December 31, 2008 and the Form 10-Q for the period ended March 31, 2009 are not required. The information set forth herein is furnished and not filed under the rules and regulations of the Securities Exchange Act of 1934, as amended.

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RAM Energy Resources, Inc.

By /s/ G. Les Austin

G. Les Austin,

Senior Vice President and Chief Financial Officer